Essex Securities, LLC
Statement of Operations
Year Ended December 31, 2015

Revenues:

Commission income - clearing	$ 100,578
Commission income - other securities & insurance products	870,198
Other commission income	88,035
Reimbusred expense income	86,870
Interest income	41
Total revenue	1,145,722

Operating expenses:

Commission expense and related costs	679,238
Management fees	271,498
Regulatory expense	58,911
Insurance	69,103
Professional fees	48,350
Occupancy	44,597
Clearing charges	19,557
Computer software and repairs	40,394
Communications	29,743
Travel and entertainment	33,380
Office expense	10,149
Other operating expenses	83,444
Licenses & permits	9,716
Bank charges	6,666
Depreciation expense	1,124
Total operating expenses	1,405,870

Net Loss from operations	$ (260,148)

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.